July 11, 2019

via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GraniteShares ETF Trust
Post-Effective Amendment No. 10 under the Securities Act of 1933 and Amendment No. 13 under the Investment Company Act of 1940
File Nos. 333-214796 and 811-23214

To the Commission:

On behalf of GraniteShares ETF Trust (the “Registrant”) we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement on Form N-1A (Amendment No. 13 under the 1940 Act) (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act for the purpose of adding one series to the Registrant: GraniteShares XOUT U.S. Large Cap ETF (the “New Fund”).

If you have any questions or comments regarding the Amendment, please call the undersigned at (212) 407-7715 or Nathaniel Segal at (312) 609-7747.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder, Vedder Price P.C.

cc:	Nathaniel Segal, Counsel, Vedder Price P.C.